UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2002

Immune Network Ltd.
(Translation of registrant's name into English)

1768 West 3rd Avenue, Vancouver, BC, Canada V6J 1K4
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [X ] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

FOR IMMEDIATE RELEASE

Immune Network Announces Closing of Private Placement

VANCOUVER, CANADA, September 10, 2002 - Immune Network Ltd. (OTCBB: IMMFF) announced today the closing of a Unit placement. In order to satisfy interim working capital needs, Immune Network has arranged and is closing today a private placement of Units. An aggregate of 898,307 Units were placed for total proceeds of US $89,831. Each Unit is comprised of one common share and one warrant. Each warrant is exercisable for a period of two years at a price of US $0.15. No commissions were paid in relation to this private placement of Units. These securities have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements

On behalf of the Board of Directors,

/s/ Allen Bain

Allen Bain, Ph.D., CEO

Company Contact:
Investor Relations
Immune Network Ltd.
1768 West 3rd Avenue, Vancouver, BC, Canada V6J 1K4
Tel. (604) 733 - 6623
Toll Free 1-877-644-5541
Internet www.immunenetwork.com
Email info@immunenetwork.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNE NETWORK INC.

Date: September 11, 2002

/s/ Allen Bain

Allen Bain, Chief Executive Officer